

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 3, 2009

<u>Via: US Mail and Fax</u>

Mr. Mark Bradley, Chief Executive Officer
Players Network
4260 Polaris Avenue
Las Vegas, NV 89103

    Re: Players Network
     Item 4.01 of Form 8-K
     Filed on February 20, 2009
     File No. 0-29363

Dear Mr. Bradley:

   We have completed our review of the above filing and do not, at this time, have any further comments.

            Sincerely,

            Terry French
            Accountant Branch Chief